UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 15, 2011**



MATTSON TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**000-24838**	**77-0208119**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

47131 Bayside Parkway
Fremont, California 94538
(Address of principal executive offices, including zip code)

(510) 657-5900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) On September 15, 2011, the Board of Directors of Mattson Technology, Inc. (the "Company"), pursuant to applicable provisions of the Company's bylaws, increased the number of authorized directors from seven to eight by adding an additional Class III director and elected Scott S. Kramer as a Class III director of the Company to fill this new vacancy. Our Board of Directors has determined that Mr. Kramer qualifies as an "independent" director under the applicable NASDAQ listing standards.

There are no arrangements or understandings between Mr. Kramer and any other persons pursuant to which Mr. Kramer was named a director of the Company. Mr. Kramer does not have any family relationship with any of the Company's directors or executive officers or any persons nominated or chosen by the Company to be a director or executive officer. Mr. Kramer has no direct or indirect material interest in any transaction or proposed transaction required to be reported under Section 404(a) of Regulation S-K.

Under our standard compensation arrangement available to non-employee directors, Mr. Kramer will receive an annual retainer of $50,000. The Company will reimburse Mr. Kramer for ordinary expenses incurred in connection with his attendance at Board and Committee meetings, as applicable. As a new non-employee director, Mr. Kramer is entitled to receive an initial option grant to purchase 30,000 shares of the Company's common stock, and will qualify for future option grants of common stock in accordance with the Company's compensation policy for non-employee directors.

In accordance with the Company's customary practice, the Company is entering into its standard form of indemnification agreement with Mr. Kramer, which will require the Company to indemnify him against certain liabilities that may arise as result of his status or service as a director.

On September 20, 2011, the Company issued a press release regarding the election of Mr. Kramer to the Board of Directors. The full text of the Company's press release is attached hereto as Exhibit 99.1.

Item 8.01 Other Events.

As mentioned above, the Board of Directors of the Company, pursuant to the terms of the Company's bylaws, passed a resolution increasing the number of authorized directors from seven to eight by adding an additional Class III director.

In addition to the matters discussed above, the Board of Directors of the Company elected Dr. Hans-Georg Betz to succeed Kenneth Kannappan as Chairman of the Board of Directors effective September 15, 2011. Mr. Kannappan, who had served as our Chairman since June 2008, will remain on as a director of the Company and continue to serve on the audit and compensation committees.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	September 20, 2011 Press Release by Mattson Technology, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 20, 2011

Mattson Technology, Inc.

By: /s/ David Dutton

_____

David Dutton
President, CEO